Exhibit 99.1

NEWS RELEASE

October 22, 2014	Release 10-2014

WESTERN COPPER AND GOLD ANNOUNCES CHANGES TO BOARD OF DIRECTORS

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to announce the appointment of Mr. Archie Lang to the board of directors and informs that, effective today, Mr. Robert Byford has resigned from his position as Director.

Mr. Lang was elected to the Yukon Legislative Assembly for two terms between 2002 and 2011.  During his tenure as an elected official, he served as the Minister of Energy, Mines, and Resources, the Minister of Highways and Public Works, and the Minister of Community Services.

Mr. Lang’s work in those Ministries provided him with in-depth knowledge of key issues surrounding the development of natural resources in the north.  During his tenure as Minister, Archie also assisted in managing the devolution of responsibility for these portfolios from Canada to Yukon and, in conjunction with the Federal Government and First Nations, implemented the Yukon Environmental and Socio-economic Assessment Act (“YESAA”).

Dale Corman, Chairman & CEO states: “I am pleased that Archie has agreed to serve on Western’s board of directors.  His expertise will be invaluable to the Company as it develops Canada’s next premier copper-gold mine.”

Mr. Corman added: “I would also like to thank Robert for his valued contribution to the Company.”

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is focused on advancing the Casino Project, one of the world’s largest copper, gold, silver and molybdenum deposits, located in Yukon, Canada.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Chris Donaldson, Corporate Development and Investor Relations: (T) 604.684.9497; (E) info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact.  Forward-looking statements tend to include words such as “will”, “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology.  Forward-looking statements herein include, but are not limited to, statements with respect to the Casino Project being Canada’s next premier copper-gold mine.  Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them.  These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing, costs, and obtaining of permits and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; that the Company's other corporate activities will proceed as expected, and any additional financing needed will be available on reasonable terms.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict.  These risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Actual results and future events could differ materially from those anticipated in forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.